Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VoYAGER therapeutiCS, Inc.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Voyager Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That the first sentence of Article FOURTH of the Fifth Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred and forty-five million (245,000,000) of which (i) two hundred and forty million (240,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 9th day of June, 2026.

Voyager therapeutiCS, inc.

By:	/s/ Alfred W. Sandrock, Jr., M.D., Ph.D
Alfred W. Sandrock, Jr., M.D., Ph.D.
President and Chief Executive Officer

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